355 South Grand Avenue,

Suite 1650

Los Angeles, CA 90071

July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re:	HyreCar Inc.

Registration Statement on Form S-3

File No. 333-257372

Ladies and Gentleman:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on July 8, 2021, or as soon thereafter as practicable.

Sincerely,

HYRECAR INC.

/s/ Joseph Furnari
Joseph Furnari
Chief Executive Officer

cc:	Bryan Wasser, Esq.